UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Westmoreland Resource Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

691807101

(CUSIP Number)

Jennifer S. Grafton

c/o Westmoreland Coal Company

9540 South Maroon Circle Suite 200

Englewood, CO 80112

Tel: (855) 922-6463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Westmoreland Coal Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	(i) SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,563,180(1)
	8	SHARED VOTING POWER 182,448(2)
	9	SOLE DISPOSITIVE POWER 21,563,180(1)
	10	SHARED DISPOSITIVE POWER 182,448(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,745,628(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.2%(3)
14	TYPE OF REPORTING PERSON CO

(1)

Such amount consists of 17,050,680 of Westmoreland Resources Partners, LP’s (the “Issuer”) Series A Convertible Units (“Series A Units”) and 4,512,500 Series B Convertible Units (“Series B Units”) held directly by Westmoreland Coal Company (“WCC”). The Series A Units are convertible into common units representing limited partner interests in the Issuer (“Common Units”), on a one-for-one basis, upon the earlier of (i) the date on which the Issuer first makes a regular quarterly cash distribution with respect to any quarter to holders of Common Units in an amount equal to at least $0.22 per Common Unit, or (ii) a change of control of the Issuer. The Series B Units are convertible into Common Units, on a one-for-one basis (i) at the option of the holder, the day after the record date for a cash distribution on the Common Units in which Westmoreland Resource Partners, LP, is unable to make such a distribution without exceeding its restricted payment basket under either of its Financing Agreement, dated as of December 31, 2014, by and among Oxford Mining Company, LLC, the Issuer and each of its other subsidiaries, the lenders party thereto and U.S. Bank National Association or its Loan and Security Agreement, dated as of October 23, 2015, by and among the Issuer, certain of its subsidiaries from time to time party thereto, the lenders from time to time party thereto and The PrivateBank and Trust Company, as administrative agent, or upon (ii) a change of control, liquidation event or dissolution of the Issuer.

(2)	Such amount consists of 182,448 Common Units held directly by Westmoreland Coal Company Asset Corporation (“WCCAC”), a wholly owned subsidiary of WCC.
(3)

Calculated in accordance with Rule 13d-3 based on an aggregate of 22,848,020 of the Issuer’s Common Units, Series A Units and Series B Units outstanding as of September 30, 2018, which amount consists of 1,284,840 Common Units, 17,050,680 Series A Units and 4,512,500 Series B Units.

1	NAME OF REPORTING PERSON Westmoreland Coal Company Asset Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	(i) SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,448
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(1)
14	TYPE OF REPORTING PERSON CO

(1)

Calculated in accordance with Rule 13d-3 based on an aggregate of 22,848,020 of the Issuer’s Common Units, Series A Units and Series B Units outstanding as of September 30, 2018, which amount consists of 1,284,840 Common Units, 17,050,680 Series A Units and 4,512,500 Series B Units.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the common units representing limited partner interests (the “Common Units”), Series A Convertible Units (the “Series A Units”) and Series B Convertible Units (the “Series B Units”) of Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”). This Amendment No. 4 amends the Schedule 13D of Westmoreland Coal Company, a Delaware corporation (“WCC”), filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2015 (the “Original Schedule 13D,”), as amended by Amendment No. 1, filed with the SEC on August 10, 2015 (“Amendment No. 1”), by Amendment No. 2, filed with the SEC on November 2, 2016 (“Amendment No. 2”) and by Amendment No. 3, filed with the SEC on February 14, 2019 (“Amendment No. 3” and, together with Amendment No. 1, Amendment No. 2 and Amendment No. 4, this “Schedule 13D”) and is being filed by WCC and WCCAC (collectively, the “Reporting Persons”). Except as specifically amended by this Amendment No. 4, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented with the following:

(a)	Name of Reporting Persons:

Westmoreland Coal Company, a Delaware corporation.

Westmoreland Coal Company Asset Corporation, a Delaware corporation and wholly owned subsidiary of WCC.

(b)	Principal business address and principal office address of the Reporting Persons:

9540 South Maroon Circle

Suite 200

Englewood, Colorado 80112

(c)	Principal business of Reporting Persons:

Westmoreland Coal Company Asset Corporation was incorporated on February 1, 2018 for purposes related to the filing of WCC’s chapter 11 bankruptcy proceedings and has had no corporate operations since incorporation other than in connection with the Tender Offer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

The aggregate purchase price for the Common Units pursuant to the tender offer was $1,824.48, at a price of $0.01 per Common Unit. All of the funds required to acquire the Common Units were obtained from WCC’s available cash, as described in the Offer to Purchase, which is included as Exhibit A hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On March 13, 2019, the Tender Offer expired at one minute after 11:59 p.m., Eastern time. The Tender Offer resulted in WCC and its affiliates owning 14.2% of the Common Units outstanding and an approximately 95.2% beneficial limited partner interest in WMLP on an as converted basis.

Except as set forth in this Schedule 13D and in connection with the transactions described above, the Reporting Persons have no plan or proposal that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)

After giving effect to the transaction reported herein in Item 3, the Reporting Persons are currently the record holders of an aggregate of 182,448 Common Units, representing 14.2% of the Issuer’s outstanding Common Units, which together with the equity securities of WMLP that are convertible into Common Units owned by WCC, represents an approximately 95.2% beneficial limited partner interest in WMLP on an as converted basis. The beneficial ownership percentage of the Reporting Persons is calculated based on an aggregate of 22,848,020 of the Issuer’s Common Units, Series A Units and Series B Units outstanding as of September 30, 2018, which amount consists of 1,284,840 Common Units, 17,050,680 Series A Units and 4,512,500 Series B Units.

WCCAC is a wholly owned subsidiary of WCC. As such, WCC may be deemed to beneficially own the securities held of record by WCCAC, but disclaims any such beneficial ownership.

(b)

Except as set forth in Item 3 of this Amendment No. 4, neither the Reporting Persons nor any person listed on Schedule I have effected any transactions in the Issuer’s Common Units within the past 60 days.

(c)	None.

(d)

No person other than WCC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Units held in the name of WCCAC and reported herein.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits

EXHIBIT A	Offer to Purchase, dated February 13, 2019 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by WCC).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

WESTMORELAND COAL COMPANY

By:	/s/ Jennifer S. Grafton
Name:	Jennifer S. Grafton
Title:	Chief Legal Officer, Chief Administrative Officer and Secretary